UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-41923

EUPRAXIA PHARMACEUTICALS INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name)

201-2067 Cadboro Bay Road

Victoria, British Columbia, Canada V8R 5G4

Telephone: (250) 590-3968

(Address and telephone number of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐   Form 40-F ☒

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Press Release, dated November 14, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eupraxia Pharmaceuticals Inc.
Date: November 14, 2024	By:	/s/ Bruce Cousins
Name: Bruce Cousins
Title: President and Chief Financial Officer